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                                                               EXHIBIT 23(d)(22)

(NEW YORK LIFE INVESTMENT MANAGEMENT LLC LOGO)

April 29, 2008

Board of Directors
ICAP Funds, Inc.
51 Madison Avenue
New York, NY 10010

Re:   FORM OF Expense Reimbursements --
      MainStay ICAP International Fund and MainStay ICAP Select Equity Fund, All Classes

Dear Board of Directors:

(1) This letter will confirm our intent that in the event the annualized ratio of total ordinary operating expenses (excluding taxes, interest, litigation, extraordinary expenses, brokerage and other transaction expenses relating to the purchase or sale of portfolio investments and the fees and expenses of any other fund in which the Funds invest) to average daily net assets of the Class I shares of each of the MainStay ICAP International Fund and MainStay ICAP Select Equity Fund (the "Funds"), calculated daily in accordance with generally accepted accounting principles consistently applied, exceeds 0.80%, we will assume a portion of the Fund's operating expenses in the amount of such excess. An equivalent reduction will apply to the other share classes of the Funds.

We authorize the Funds and their administrator to reduce our monthly management fees or reimburse the monthly expenses of the appropriate Classes of the Funds to the extent necessary to effectuate the limitations stated in this Section
(1), consistent with the method set forth in Section (4) below. We authorize the Funds and its administrator to request funds from us as necessary to implement the limitations stated in this Section (1). We will pay to the Funds or Classes any such amounts, consistent with the method set forth in Section (4) below, promptly after receipt of such request.

(2) Our undertaking to assume Fund operating expenses as stated above may not be terminated through August 25, 2008, but may be terminate by us without notice anytime thereafter.

(3) The foregoing expense limitations supersede any prior agreement regarding expense limitations. Each expense limitation is an annual, not monthly, expense limitation, and is based on the fiscal years of the Funds. Consequently, if the amount of expenses accrued during a month is less than an expense limitation, the following shall apply: (i) we shall be reimbursed by the respective Fund(s) or Class(es) in an amount equal to such difference, consistent with the method set forth in Section (4) below, but not in an amount in excess of any deductions and/or payments previously made during the year; and (ii) to the extent reimbursements are not made

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pursuant to Sub-Section 3(i), the Fund(s) and/or Classes shall establish a credit to be used in reducing deductions and/or payments which would otherwise be made in subsequent months of the year. We shall be entitled to recoupment from a Fund or Class of any fee waivers or expense reimbursements pursuant to this arrangement consistent with the method set forth in Section (4) below, if such action does not cause the Fund or Class to exceed existing expense limitations, and the reimbursement is made within three years after the year in which NYLIM incurred the expense.

(4) Any amount of fees or expenses waived, paid or reimbursed pursuant to the terms of this Agreement shall be allocated among the Classes of shares of the Funds in accordance with the terms of the Funds' multiple class plan pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended (the "18f-3 Plan"). To this end, the benefit of any waiver or reimbursement of any management fee and any other "Fund Expense," as such term is defined in the 18f-3 Plan, shall be allocated to all shares of the Funds based on net asset value, regardless of Class.

      The expense caps set forth in this Agreement are effective as of April 29, 2008. This Agreement shall in all cases be interpreted in a manner consistent with the requirements of Revenue Procedure 96-47, 1996-2 CB 338, and Revenue Procedure 99-40, I.R.B. 1999-46, 565 so as to avoid any possibility that a Fund is deemed to have paid a preferential dividend. In the event of any conflict between any other term of this Agreement and this Section (4), this Section (4) shall control.


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NEW YORK LIFE INVESTMENT MANAGEMENT LLC

By:
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Name:
      ----------------------

Title:
      ----------------------

                                         ACKNOWLEDGED:

                                         ICAP FUNDS, INC.


                                         By:
                                             ----------------------
                                             Stephen P. Fisher
                                             President